UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Tokyo, May 23, 2007 — Mitsubishi UFJ Financial Group, Inc. today announced the following changes of Directors and Corporate Auditors:

1.	Changes of Representative Directors

(1) Candidate Director (as of June 28, 2007)

Name	New Position	Current Position
Hiroshi Saito	Senior Managing Director Chief Financial Officer (Representative director)	Managing Officer(*) Deputy Chief Compliance Officer * Retiring Managing Officer (as of June 27, 2007)

(2) Retiring Director (as of June 28, 2007)

Name	New Position	Current Position
Hajime Sugizaki	Retiring	Senior Managing Director Chief Financial Officer (Representative Director)

2.	Changes of Directors

(1) Candidate Director (as of June 28, 2007)

Name	New Position	Current Position
Taihei Yuki	Director	Executive Officer (*) Co-General Manager, Corporate Planning Division * Retiring Executive Officer (as of June 27, 2007)

(2) Retiring Director (as of June 27, 2007)

Name	New Position	Current Position
Kinya Okauchi	Managing Officer Group Head, Integrated Trust Assets Business Group	Director

3.	Changes of Corporate Auditors

(1) Candidate Corporate Auditor (as of June 28, 2007)

Name	New Position	Current Position
Shota Yasuda	Corporate Auditor (Full-Time)	Senior Managing Director The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(2) Retiring Corporate Auditor (as of June 28, 2007)

Name	New Position	Current Position
Setsuo Uno	Retiring	Corporate Auditor (Full-Time)

    *    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651